UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    PonceBank
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    73236Y108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 10, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73236Y108                    13D                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Nomura International plc
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Not Applicable
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        England and Wales
--------------------------------------------------------------------------------

                      5      SOLE VOTING POWER
                             0
--------------------------------------------------------------------------------

     NUMBER OF        6      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ----------------------------------------------------------
       EACH           7      SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON
        WITH
                      ----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)  [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (See Instructions)
        OO
--------------------------------------------------------------------------------

Item 1.

     (a) Name of Issuer: PonceBank

     (b) Address of Issuer's Principal Executive Offices: 59 Concordia Street, Ponce, Puerto Rico 00731

Item 2.

     (a) Name of Person Filing: Nomura International plc

     (b) Address of Principal Business Office or, if none, Residence: Nomura House, 1 St. Martins-le-Grand, London, England EC1A4NP

     (c) Citizenship: England and Wales

     (d) Title of Class of Securities: Common stock, par value $1.00 per share

     (e) CUSIP Number: 73236Y108

Item 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer  registered under section 15 of the Act (15 U.S.C.
78o)

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to ss.240.13d-1(c), check this box. [X]


                               Page 3 of 5 Pages

Item 4.  Ownership.

     With regard to the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

     (a) Amount beneficially owned: none

     (b) Percent of class: 0%

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: none

          (ii) Shared power to vote or to direct the vote: none

          (iii) Sole power to dispose or to direct the disposition of: none

          (iv) Shared power to dispose or to direct the disposition of: none

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     (a) Not applicable.

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: July 31, 1998

                                            NOMURA INTERNATIONAL PLC


                                            By:  /s/ JAMES HOURIGAN
                                               ---------------------------
                                                     James Hourigan
                                                     Compliance Executive


                               Page 5 of 5 Pages